

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 14, 2017

Jordan Hoffner
Chief Executive Officer
Salon Media Group, Inc.
870 Market Street
San Francisco, CA 94102

      Re: Salon Media Group, Inc.
             Form 10-K for Fiscal Year Ended March 31, 2016
             Filed June 24, 2016
             File No. 000-26395

Dear Mr. Hoffner:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Celeste M. Murphy for

                    Larry Spirgel
                    Assistant Director
                    AD Office 11 – Telecommunications